SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 -40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JULY 18, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 4º floor, São Paulo, State of São Paulo, at 03.00 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

I – PAYMENT OF INTEREST ON THE CAPITAL STOCK

The Board of Directors, in accordance with the terms proposed by the Board of Officers on July 07th, 2006, approves the following:

1. Approved the proposal of payment of interest on capital stock referred to the second quarter of 2006 to the shareholders of the Company, on the following amounts:

(i) The gross amount of R$ 0.0388235 for each common share and of R$ 0.0427059 for each preferred share; and

(ii) The net amount of R$ 0.0330000 for each common share and of R$ 0.0363000 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. Besides that, it is approved the payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the first semester of 2006, on the following amounts:

(i) The gross amount of R$ 0.0841927 for each common share and of R$ 0.0926120 for each preferred share; and

(ii) The net amount of R$ 0.0715638 for each common share and of R$ 0.0787202 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

3. Considering the payments approved on items 1 and 2 above, the total amount approved for the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i) The gross amount of R$ 0.1230162 for each common share and of R$ 0.1353179 for each preferred share; and

(ii) The net amount of R$ 0.1045638 for each common share and of R$ 0.1150202 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. The payments mentioned on items 1 and 2 above will be effected in the form of the item 6 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of § 7th of the 9th article of the Federal Law nº 9,249/95 and of § 8th article 44 of the By-Laws of the Company.

5. In case the Board of Directors of the Unibanco Holdings S.A. approves a similar proposal to the one described on the item 1 above on the Meeting of the Board of Directors to be held today, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to the total amount paid to the shares for it represented, in the form below:

(i) The gross amount of R$ 0.2408447 for each Unit;

(ii) The net amount of R$ 0.2047180 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%).

6. Finally, the payment of the mentioned interest will occur on July 31st, 2006 and the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from July 19th, 2006 on. The date of July 21st, 2006 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary Shares (“GDS”) program maintained by the Company in the United States of America. Each GDS traded on New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

7. It is important to mention that the above approved amounts already reflect the number of shares issued due to the stock dividend (“Bonificação de Ações”).

II – REPLACEMENT OF THE COMPANY’S INVESTOR RELATION SUBSTITUTE OFFICER

1. The resignation of Mr. FERNANDO DELLA TORRE CHAGAS to the position of the Company's Investor Relations substitute Officer was accepted. Nevertheless, Mr. Chagas shall remain serving as Deputy Officer of the Company.

2. Appointed, as the Company's substitute Investor Relations Officer, Mr. JOSÉ LUCAS FERREIRA DE MELO, Vice-President of the Company. The current Investor Relations Officer of the Company, Mr. OSIAS SANTANA DE BRITO, shall remain serving in such position.

São Paulo, July 18th, 2006. (aa) Pedro Sampaio Malan, Pedro Moreira Salles, Gabriel Jorge Ferreira, Joaquim Francisco de Castro Neto and Armínio Fraga Neto. The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, July 18th, 2006.

______________________________________________

______________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 20, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.